UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Corporation Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 25, 2009

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS:
Cash and cash equivalents	$717,126	$55,069
Participant-directed investments, at fair value	170,431,045	241,910,126
Loans to participants	7,248,549	7,247,726
Receivables:
Participant contributions	4,575	671,597
Employer contributions	2,905	407,177
Interest and dividends	29,881	23,225

Total receivables	37,361	1,101,999

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	178,434,081	250,314,920

Adjustment from fair value to contract value for fully benefit responsive investment contracts	6,291,994	352,121

NET ASSETS AVAILABLE FOR BENEFITS	$184,726,075	$250,667,041

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
ADDITIONS TO (REDUCTIONS IN) NET ASSETS:
Contributions:
Participant	$14,675,831	$16,625,711
Employer	9,928,731	10,992,332
Rollovers	495,715	1,230,364

Total contributions	25,100,277	28,848,407

Net investment income (loss):
Interest and dividends	8,781,512	16,816,353
Net (depreciation) appreciation in investments	(75,795,969)	1,569,882

Net investment (loss) income	(67,014,457)	18,386,235

Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	1,550,131	1,531,489

Total net (reductions) additions	(40,364,049)	48,766,131

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	22,523,528	27,454,338
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	3,036,539	690,226
Administrative expenses	16,850	20,594

Total deductions	25,576,917	28,165,158

NET (DECREASE) INCREASE IN NET ASSETS	(65,940,966)	20,600,973
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	250,667,041	230,066,068

END OF YEAR	$184,726,075	$250,667,041

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.
The following is a summary of certain Plan provisions:
     Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
     Participant Contributions. Prior to January 1, 2009, participants could elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2008. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2008. Participants may change their investment allocations between funds on a daily basis. On November 12, 2008, the Company informed Plan participants that, effective January 1, 2009, participants’ pre-tax contributions would increase to up to 40% of pre-tax annual compensation up to the statutory maximum.
     Employer Contributions. Prior to January 1, 2009, the Company made matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company. On November 12, 2008, the Company informed Plan participants that, effective January 1, 2009, the Company’s matching contributions to the Plan would decrease to 100% of each eligible participant’s salary deferred up to 4% of such participant’s eligible compensation per pay period.
     Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
     Investments. Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Qualified Default Investment Alternative. On October 24, 2007, the United States of America (“U.S.”) Department of Labor published final regulations, effective December 24, 2007, which provided guidance to plan sponsors on the selection and use of a qualified default investment alternative (“QDIA”). As contemplated in the Pension Protection Act of 2006 (PL 109-280), the final regulation created a fiduciary safe harbor for plan sponsors to invest plan participants’ investments, in certain circumstances, where no investment direction is given by a plan participant. On December 4, 2007, the Plan Administrator designated the Oakmark Equity & Income Fund as the Plan’s QDIA.
     Vesting Schedule. At any time, participants are 100% vested in their participant, employer and rollover contributions.
     Loan Provision. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
     Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $327,718 and $55,054 at December 31, 2008 and 2007, respectively.
     Transfers. PHH Home Loans, LLC (“Home Loans”) sponsors the PHH Home Loans, LLC Employee Savings Plan for its eligible employees. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
     Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During 2008 and 2007, all Administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
2. Summary of Significant Accounting Policies
     Basis of Accounting. The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
     Cash and Cash Equivalents. The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Valuation of Investments and Income Recognition. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The Plan’s investments in common/collective trusts consist of funds that invest primarily in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. As required by FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans,” the Plan’s investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments and an Adjustment from fair value to contract value for fully benefit responsive investment contracts is presented as a separate line item. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.
     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The Statements of Changes in Net Assets Available for Benefits present Net (depreciation) appreciation in investments, which includes unrealized gains and losses on investments held at December 31, 2008 and 2007 and realized gains and losses on investments sold during the years then ended.
     Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
     Risks and Uncertainties. The Plan invests in various securities including mutual funds, common/collective trusts and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
     Payment of Benefits. Benefits to participants are recorded upon distribution.
     Changes in Accounting Policies. In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also prioritizes the use of market-based assumptions, or observable inputs, over entity-specific assumptions or unobservable inputs when measuring fair value and establishes a three-level hierarchy based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. The fair value hierarchy designates quoted prices in active markets for identical assets or liabilities at the highest level and unobservable inputs at the lowest level. The Plan adopted the provisions of SFAS No. 157 for assets and liabilities that are measured at fair value on a recurring basis effective January 1, 2008. The additional disclosures resulting from the adoption of SFAS No. 157 are included in Note 8, “Fair Value Measurements.” The adoption of SFAS No. 157 did not impact the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
3. Investments
     The following table presents investments that represent five percent or more of the Plan’s Net assets available for benefits:

	December 31,
	2008	2007
Merrill Lynch Retirement Preservation Trust (1) (2)	$38,973,417	$38,001,815
Pimco Total Return Fund	21,414,516	19,991,523
ING International Value Fund	13,767,649	22,158,764
Davis New York Venture Fund	12,782,544	19,849,646
Oppenheimer Capital Appreciation Fund	12,281,572	21,320,499
The Oakmark Equity and Income Fund (3)	9,549,887	11,153,129
Merrill Lynch Equity Index Trust (1) (4)	8,535,107	14,167,007
Goldman Sachs Growth Opportunities Fund (4)	8,008,121	13,038,943
Oppenheimer Developing Markets Fund (4)	—	21,107,144

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

(2)	The contract value of the Merrill Lynch Retirement Preservation Trust was $45,265,411 and $38,353,936 as of December 31, 2008 and 2007, respectively.

(3)	Less than 5% of net assets available for benefits as of December 31, 2007, but included for comparative purposes.

(4)	Less than 5% of net assets available for benefits as of December 31, 2008, but included for comparative purposes.
     During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2008	2007
Mutual funds	$(58,189,161)	$1,987,568
Common/collective trusts	(15,767,198)	1,254,418
Common stocks (1)	(1,839,610)	(1,672,104)

	$(75,795,969)	$1,569,882

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).
4. Federal Income Tax Status
     The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to administrative changes regarding the timing of the application of IRS plan determination letters, the Plan is not yet required to apply for, nor has it received, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
5. Exempt Party-in-Interest Transactions
     A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
     Additionally, the Plan’s investments included the following common stock of the Company and its former affiliates:

	December 31,
	2008		2007
	Shares	Cost Basis	Shares	Cost Basis
PHH Corporation common stock	51,784	$914,197	60,931	$1,767,676
Avis Budget Group, Inc. common stock	—	—	38,001	790,511
Wyndham Worldwide Corporation common stock	—	—	77,990	2,516,294
     The Plan recorded the following activity in Net investment (loss) income for the common stock investments in the Company and its former affiliates:

	Year Ended December 31,
	2008		2007
	Net		Net
	Depreciation	Dividend	Depreciation	Dividend
	in Fair Value	Income	in Fair Value	Income
PHH Corporation common stock	$(277,459)	$—	$(707,404)	$—
Avis Budget Group, Inc. common stock	(360,827)	—	(259,447)	—
Wyndham Worldwide Corporation common stock	(1,201,324)	11,184	(664,213)	6,591
Realogy Corporation common stock	—	—	(41,040)	—
     PHH Corporation is the sponsoring employer of the Plan and Cendant Corporation (“Cendant”) is the former parent of PHH Corporation. On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant. Effective July 31, 2006, Cendant spun-off its real estate services division, Realogy Corporation (“Realogy”), and hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Realogy and Wyndham subsidiaries to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc. (“Avis”), effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). On March 30, 2007, Realogy announced the approval of the acquisition of it by an affiliate of Apollo Management VI, L.P., which closed on April 10, 2007, and shares of Realogy ceased trading on the NYSE. Plan participants holding shares of Realogy common stock received $30 in cash per share of common stock held, which, in turn, was deposited in the participants’ accounts in the Merrill Lynch Retirement Preservation Trust. These transactions qualify as exempt party-in-interest transactions.
     On April 18, 2008, the Company informed Plan participants that, effective January 1, 2009, all non-employer stock funds, specifically the common stocks of Avis and Wyndham, would be eliminated as Plan investments and all Plan assets held in such investments would be liquidated as of December 31, 2008. At that time, participants were also informed that if action is not taken prior to December 31, 2008 to transfer any remaining shares held in either of the non-employer stock funds to another investment, the Plan Administrator will be instructed to sell those shares and transfer the proceeds from the sale into The Oakmark Equity and Income Fund, the Plan’s QDIA.
     On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding Company stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings of Company stock subject to the applicable Plan provisions and Company policy.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
6. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of Net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31, 2008:

Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$184,726,075
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2008	(6,291,994)

Net assets available for benefits per the Form 5500, at fair value	$178,434,081

     The following is a reconciliation of net decrease in Net assets available for benefits as presented in the Statement of Changes in Net Assets Available for Benefits to net loss per Form 5500 for the year ended December 31, 2008:

Statement of Changes in Net Assets Available for Benefits:
Net decrease in net assets per the financial statements	$(65,940,966)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2008	(6,291,994)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2007	352,121
Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	(1,550,131)
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	3,036,539

Net loss per Form 5500	$(70,394,431)

8. Fair Value Measurements
     SFAS No. 157 prioritizes the inputs to the valuation techniques used to measure fair value into a three-level valuation hierarchy. The valuation hierarchy is based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. Pursuant to SFAS No. 157, when the fair value of an asset or liability contains inputs from different levels of the hierarchy, the level within which the fair value measurement in its entirety is categorized is based upon the lowest level input that is significant to the fair value measurement in its entirety. The three levels of this valuation hierarchy consist of the following:
     Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Plan Administrator has the ability to access at the measurement date.
     Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Plan Administrator’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
     The Plan Administrator determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. The Plan Administrator uses unobservable inputs when observable inputs are not available. Adjustments may be made to reflect the assumptions that market participants would use in pricing the asset or liability.
     Mutual Funds. The Plan’s investments in mutual funds are classified in Level One of the valuation hierarchy with the fair value determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
     Common/Collective Trusts. The Plan’s investments in common/collective trusts are classified in Level Two of the valuation hierarchy. As the Plan’s investments in common/collective trusts are not traded in active markets, the classification in the fair value hierarchy is based upon the underlying holdings and is limited to either Level Two or Level Three, depending upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the common/collective trusts.
     Common Stock. The Plan’s investments in common stock are classified in Level One of the valuation hierarchy, and the fair value is determined by the last reported sales price on a national securities exchange on the last business day of the Plan year.
     The Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2008 were as follows:

	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds	$112,196,672	$—	$—	$112,196,672
Common/collective trusts	—	57,575,159	—	57,575,159
Common stock	659,214	—	—	659,214

Total Participant-directed investments	$112,855,886	$57,575,159	$—	$170,431,045

9. Subsequent Events
     See Note 1, “Description of the Plan” for a discussion regarding amendments to the Plan provisions regarding participant and employer contributions effective January 1, 2009.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

		Number
		of Shares,
Identity of Issue, Borrower, Current	Description	Units or
Lessor or Similar Party	of Investment	Par Value	Cost (1)	Current Value
PHH Corporation Common Stock(2)	Common stock	51,784		$659,214
Merrill Lynch Retirement Preservation Trust(2)	Common/collective trust	45,265,411		38,973,417
Merrill Lynch Equity Index Trust(2)	Common/collective trust	772,408		8,535,107
Oppenheimer OFTIC International Growth Fund	Common/collective trust	273,328		2,563,816
Harding Loevner Emerging Markets Collective Investment Fund	Common/collective trust	1,559,838		7,502,819
Pimco Total Return Fund	Mutual fund	2,111,885		21,414,516
ING International Value Fund	Mutual fund	1,456,894		13,767,649
Davis New York Venture Fund	Mutual fund	535,956		12,782,544
Oppenheimer Capital Appreciation Fund	Mutual fund	426,148		12,281,572
The Oakmark Equity and Income Fund	Mutual fund	442,945		9,549,887
Harbor Small Cap Value Fund	Mutual fund	623,524		8,267,926
Goldman Sachs Growth Opportunities Fund	Mutual fund	614,120		8,008,121
Pioneer Mid-Cap Value Fund	Mutual fund	505,686		7,676,317
American Growth Fund of America	Mutual fund	260,795		5,330,655
MFS Value Fund	Mutual fund	213,025		3,734,336
Vanguard Explorer Fund	Mutual fund	72,940		2,857,780
DWS RReef Real Estate Securities Fund	Mutual fund	223,871		2,489,442
Allianz CCM Capital Appreciation Fund	Mutual fund	178,551		2,174,746
Lord Abbett Bond Debenture Fund	Mutual fund	318,693		1,861,167
Allianz OCC Renaissance Fund	Mutual fund	1		10
MFS Mid Cap Growth Fund	Mutual fund	1		4
Loans to participants(3)				7,248,549
Cash and cash equivalents				717,126

Total				$178,396,720

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range principally from January 2009 to October 2023. Interest rates range from 5.0% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan

By:	/s/ Sandra E. Bell

Name:	Sandra E. Bell
Title:	Member, Employee Benefits Committee
Date: June 25, 2009